UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Flom, Edward Leonard
   4936 St. Croix Drive
   Tampa, FL  33629
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSSI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   05/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |129,328            |D     |                           |
1                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock Units   |1-1     |-    |-   |-|- -        |A,D|(1)(2|(1)(2|Common Stock|(1)    |(1)    |2,203.2(1)  |D  |            |
                      |        |     |    | |           |   |)    |)    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Derivative securities beneficially owned as of the end of reporting period include (i) 568.70 phantom stock units acquired in fiscal year 1997 of prices ranging from $15.840 to $17.669 to be settled 100% in the Company's common stock on May 1, 2003(2); (ii) 941.28 phantom stock units acquired in fiscal year 1998 of prices ranging from $18.070 to $24.697 to be settled 100% in the Company's common stock on May 1, 2003(2); and (iii) 693.22 phantom stock units acquired in fiscal year 1999 of prices ranging from $25.33 to $36.68 to be settled 100% in the Company's common stock on May 1,
2003(2).
(2) The reporting person further deferred to May 1, 2003, the settlement of phantom stock units with an initial settlement date of May 1, 2000. Therefore, the phantom stock units continue to be held under the Company's Deferred Compensation and Stock Plan and are to be settled 100% in the Company's common stock on May 1, 2003.
SIGNATURE OF REPORTING PERSON
Edward L. Flom
DATE
05/19/2000